Exhibit 99.1

Kornit Digital Reports 2017 First Quarter Results

Highlights

●	GAAP first quarter 2017 sales of $27.1 million, net of the fair value of the warrants associated with revenues recognized from Amazon.
●	Non-GAAP first quarter 2017 sales of $28.0 million, an increase of 28.4% over the prior-year.
●	First quarter 2017 GAAP operating loss of $1.3 million, compared to an operating loss of $0.2 million in the prior-year.
●	First quarter non-GAAP operating profit of $1 million, compared to $0.7 million in the prior-year.
●	First quarter GAAP net loss of $1.7 million, or $0.05 per diluted share; non-GAAP net income of $0.6 million, or $0.02 per diluted share.
●	Company launched Avalanche upgrade kits and attended multiple trade shows during the period.

ROSH-HA`AYIN, Israel, May 09, 2017 (GLOBE NEWSWIRE) -- Kornit Digital Ltd. (NASDAQ:KRNT), a leading provider of digital printing solutions for the global printed textile industry, today reported results for the first quarter ended March 31, 2017.

GAAP sales for the first quarter of 2017, which are net of the fair value of the warrants associated with revenues recognized from Amazon, were $27.1 million. Non-GAAP sales were $28.0 million, an increase of 28.4% over the prior-year’s non-GAAP sales of $21.8 million. Higher sales were attributable to growth in systems and services, partially offset by slower growth of ink and consumables vs. the prior year period which enjoyed unusually higher ink sales as a proportion of overall revenues.

GAAP operating loss in the quarter was $1.3 million, compared to GAAP operating loss in the prior year period of $0.2 million. Non-GAAP operating income was $1 million compared to $0.7 million in the prior year period. As a percentage of non-GAAP sales, non-GAAP operating profit increased to 3.7% from 3.1% in the prior year period.

Gabi Seligsohn, Kornit Digital’s Chief Executive Officer commented, "We are pleased with the non-GAAP revenue growth across all regions which topped 28% in total. Gross profit rose more than 22%, as expected, reflecting a more customary revenue mix in the start of the year. While our first quarter typically experiences seasonal softness, we were pleased to see a significant increase of sales in our EMEA and APAC regions and improved overall operating income."

Seligsohn continued, “We also had a very active marketing and operational quarter as we attended multiple trade shows spanning all of our regions during the period, and launched our upgrade offering for the Avalanche which generated an enthusiastic customer response given the significant reduction in cost per print achieved through this upgrade.”

The Company also announced that Ofer Sandelson, the Company’s Chief Operating Officer, who was responsible for manufacturing and supply chain management and was instrumental in the creation of Kornit's service organization, informed the Company of his intent to retire from his position, and that Mr. Sandelson would remain with the Company until a successor is found to assume his responsibilities.

Seligsohn added, “Ofer has been a tremendous asset to our team and helped to lead the buildout of our global infrastructure. We congratulate Ofer on his retirement and express our gratitude for his dedication and leadership to Kornit for the past four years.”

First Quarter Results of Operations

First quarter GAAP sales which are net of the fair value of the warrants associated with revenues recognized from Amazon were $27.1 million. On a non-GAAP basis, Kornit reported sales of $28.0 million, an increase of 28.4% compared with the prior-year level of $21.8 million. During the quarter the Company observed growth in all regions, with particularly strong sales in Asia and Europe.

GAAP first quarter gross profit was $11.9 million, compared with $10.5 million, in the prior-year. Non-GAAP gross profit in the first quarter was $13.0 million, or 46.4% of sales, compared with $10.6 million, or 48.7% of sales in the prior-year. In the comparable first quarter of 2016, the Company experienced unusually higher ink sales as a proportion of overall revenues which did not repeat, and led to lower gross margin against the comparable period.

GAAP total operating expenses in the first quarter were $13.2 million, compared to $10.6 million in the prior year period. Non-GAAP operating expenses in the first quarter increased to $12.0 million, or 42.7% of sales, compared to $10.0 million, or 45.6% of sales in the prior year. The increase in operating expenses was consistent with the Company’s previously communicated plans to continue to invest in its global infrastructure buildout, but at a rate slower than revenue growth.

First quarter non-GAAP research and development expenses were $4.7 million, or 16.6% of sales, compared to $3.6 million, or 16.6% of sales in the prior-year period. First quarter GAAP research and development expenses were $4.8 million, compared to the prior-year period of $3.8 million.

First quarter non-GAAP selling and marketing expenses were $4.9 million, or 17.6% of sales, compared to $4.3 million, or 19.7% of sales in the prior-year period. First quarter GAAP selling and marketing expenses were $5.6 million, compared to the prior-year period of $4.5 million.

First quarter non-GAAP general and administrative expenses were $2.4 million, or 8.5% of sales, compared to $2.0 million, or 9.3% of sales in the prior-year period. First quarter GAAP general and administrative expenses were $2.8 million, compared to the prior-year period of $2.4 million.

Non-GAAP operating profit in the first quarter increased to $1 million, compared to $0.7 million in the prior year. As a percentage of sales, adjusted operating margin for the first quarter was 3.7% of sales, compared with 3.1% of sales in the prior year period. On a GAAP basis, first quarter operating loss was $1.3 million, compared to the prior year period of $0.2 million.

Non-GAAP net income for the first quarter of 2017 was $0.6 million, or $0.02 per diluted share, compared to $0.6 million in the prior year period. On a GAAP basis, the Company reported net loss of $1.7 million, or net loss of $0.05 per diluted share, compared to a net loss of $0.2 million, in the first quarter of 2016.

Balance Sheet and Cash Flow

At March 31, 2017, the Company had cash and marketable securities of $97.1 million, and no long-term debt. Cash flow from operations for the first quarter of 2017 was $2.5 million, attributable mostly to the decrease in accounts receivable.

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Second Quarter 2017 Guidance

The Company will discuss the details of its guidance live during its earnings conference call, which will be available for replay via webcast at ir.kornit.com.

Conference Call Information

Gabi Seligsohn, the Company’s Chief Executive Officer, and Guy Avidan, the Company’s Chief Financial Officer, will host a conference call today at 5:00 p.m. ET, or 12:00 a.m. Israel time, to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-888-329-8893 or +1-719-325-2177. The toll-free Israeli number is 1 80 924 5906. The confirmation code is 9261571.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter confirmation code 9261571. The telephonic replay will be available beginning at 8:00 p.m. ET on Tuesday, May 9, 2017, and will last through 11:59 p.m. ET on Tuesday, May 23, 2017. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

Forward Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as "will," "expects," "anticipates," "continue," "believes," "should," "intended," "guidance," "preliminary," "future," "planned," or other words. These forward-looking statements include, but are not limited to, statements relating to the company's objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: our success in developing, introducing and selling new or improved products and product enhancements, our ability to consummate sales to large accounts with multi-system delivery plans, our ability to fill orders for our systems, our ability to continue to increase sales of our systems and ink and consumables, our ability to leverage our global infrastructure build-out, the development of the market for digital textile printing, availability of alternative ink, competition, sales concentration, changes to our relationships with suppliers, our success in marketing, and those factors referred to under "Risk Factors" in the company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2017. Any forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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Non-GAAP Discussion Disclosure

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude the impact of the fair value of warrants deducted from revenues, acquisition related expenses, share-based compensation expenses and amortization of acquired intangible assets. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Kornit

Kornit Digital (NASDAQ:KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2003, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide.

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KORNIT DIGITAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2017	2016
	(Unaudited)

Revenues, net	$27,102	$21,835
Cost of revenues	15,207	11,365
Gross profit	11,895	10,470

Operating expenses:
Research and development	4,780	3,755
Selling and marketing	5,558	4,452
General and administrative	2,837	2,422
Total operating expenses	13,175	10,629
Operating loss	(1,280)	(159)
Financial income (expenses), net	(296)	114
Loss before taxes on income	(1,576)	(45)

Taxes on income	161	181
Net loss	(1,737)	(226)

Basic and Diluted net loss per share	$(0.05)	$(0.01)

Weighted average number of shares used in computing basic and diluted net loss per share	32,658,344	30,361,653

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KORNIT DIGITAL LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2017	2016
	(Unaudited)

GAAP net loss as reported	$(1,737)	$(226)

Non-GAAP adjustments
Fair value of warrants deducted from revenues (a)	938	-
Expenses recorded for share-based compensation
Cost of revenues	144	103
Research and development	117	87
Selling and marketing	220	153
General and administrative	457	383
Acquisition related expenses
Research and development	-	50
Intangible assets amortization
Cost of revenues	25	56
Selling and marketing	411	-

Total adjustments	2,312	832

Non-GAAP net income	$575	$606

Non- GAAP diluted net income per share	$0.02	$0.02

Weighted average number of shares used in computing diluted net income per share	34,159,770	32,023,704

(a) Reflects a non cash expense for warrants granted to Amazon that is being accounted for as deduction from revenues

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KORNIT DIGITAL LTD.
AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
	March 31,	December 31,
	2017	2016
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$15,770	$22,789
Available for sale marketable securities	15,344	16,500
Trade receivables, net	24,496	31,638
Other accounts receivables and prepaid expenses	4,155	3,735
Inventory	29,787	24,122
Total current assets	89,552	98,784

LONG-TERM ASSETS:
Available for sale marketable securities	66,027	21,724
Severance pay fund	641	768
Property and equipment, net	10,311	9,247
Goodwill and intangible assets, net	8,041	8,477
Other assets	1,062	1,046
Total long-term assets	86,082	41,262

Total assets	$175,634	$140,046

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables	$16,903	$16,433
Employees and payroll accruals	6,177	5,918
Deferred revenues and advances from customers	599	1,679
Other payables and accrued expenses	6,917	6,103
Total current liabilities	30,596	30,133

LONG-TERM LIABILITIES:
Accrued severance pay	1,174	1,269
Payment obligation related to acquisition	300	1,070
Other long term liabilities	624	386
Total long-term liabilities	2,098	2,725

SHAREHOLDERS' EQUITY	142,940	107,188

Total liabilities and shareholders' equity	$175,634	$140,046

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KORNIT DIGITAL LTD.
AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2017	2016
	(Unaudited)

Cash flows from operating activities:

Net loss	$(1,737)	$(226)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	1,273	524
Fair value of warrants deducted from revenues	938	-
Share-based compensation	938	726
Amortization of premium and accretion of discount on available for sale marketable securities	132	107
Accretion of payment obligation	41	-
Increase in accrued severance pay, net	32	23
Decrease in trade receivables	7,226	1,399
Increase in other receivables and prepaid expenses	(269)	(339)
Increase in inventory	(5,936)	(2,612)
Changes in deferred taxes, net	(164)	335
Decrease (increase) in other long term assets	149	(33)
Decrease in trade payables	(209)	(1,709)
Increase (decrease) in employees and payroll accruals	254	(739)
Decrease in deferred revenues	(1,082)	(11)
Increase (decrease) in other payables and accrued expenses	836	(112)
Increase in other long term liabilities	236	-
Foreign currency translation loss on inter company balances with foreign subsidiaries	(113)	(385)

Net cash (used in) provided by operating activities	2,545	(3,052)

Cash flows from investing activities:

Purchase of property and equipment	(895)	(736)
Proceeds from bank deposits, net	-	1,999
Proceeds from sale of marketable securities	-	1,000
Proceeds from maturity of marketable securities	4,740	-
Purchase of marketable securities	(48,128)	(3,509)
Net cash used in investing activities	(44,283)	(1,246)

Cash flows from financing activities:

Proceeds from secondary offering, net	35,630	-
Exercise of employee stock options	475	239
Payment of contingent consideration	(1,400)	-
Net cash provided by financing activities	34,705	239

Foreign currency translation adjustments on cash and cash equivalents	14	23
Decrease in cash and cash equivalents	(7,019)	(4,036)
Cash and cash equivalents at the beginning of the period	22,789	18,464
Cash and cash equivalents at the end of the period	15,770	14,428

Non-cash investing activities:
Purchase of property and equipment on credit	678	206
Non-cash issuance expenses	560	-
Inventory transferred to be used as property and equipment	322	-

Investor Contact:

Michael Callahan, ICR

(203) 682-8311

Michael.Callahan@icrinc.com

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